SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

18th September 2009

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 001-32846

CRH

2009 Interim

Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

17th September 2009

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND OF 18.50 CENT PER SHARE TO BE PAID ON 30th October 2009

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the interim dividend of 18.50 cent per share to be paid on the Ordinary Shares on 30th October 2009.

The price of one New Share will be €17.20. Accordingly, your entitlement will be one New Share for every 116.216216 Ordinary Shares held where dividend withholding tax applies and for every 92.972973 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Registrars (Ireland) Limited at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully, K. McGowan Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

G.A. Culpepper (USA)

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

J.W. Kennedy

A. Manifold

T.V. Neill

D.N. O’Connor

J.M.C. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary N. Colgan

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2009

1.	Basis of Calculation

Shareholders on the Register on 4th September 2009, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the interim dividend of 18.50 cent per Ordinary Share and a value for each New Share of €17.20. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 2nd September 2009, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 116.216216 Ordinary Shares held where dividend withholding tax applies and for every 92.972973 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the Main Market of the Irish Stock Exchange and the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the interim dividend, all shareholders entitled thereto elected to receive New Shares instead of cash, a total of 7,450,161 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.08% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €128,142,776.55.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars (Ireland) Limited by 12 noon on 15th October 2009 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars (Ireland) Limited, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2009 interim dividend the latest time and date is 12 noon on 15th October 2009.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 2nd September 2009 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	2nd September 2009
Record Date for Dividend	4th September 2009
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	17th September 2009
Latest date for receipt of completed Election and Mandate Forms	15th October 2009
Latest date for receipt of notices of revocation	15th October 2009
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	29th October 2009
Despatch of definitive Share Certificates for New Shares	29th October 2009
Dividend payment date	30th October 2009
CREST accounts credited with New Shares	30th October 2009
Dealings expected to commence in the New Shares	30th October 2009

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 2nd September 2009 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2009 INTERIM DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM
Box A Registered holding of Ordinary Shares on 4th September 2009	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 17th September 2009 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the interim dividend: take no action.

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the interim dividend: sign and date this Form.

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the interim dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

(iii)

To receive a combination of New Shares and cash in respect of the interim dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The interim dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

	(iv)	To receive your total interim dividend in cash: take no action. Do not return this Form. The interim dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars (Ireland) Limited, in the prepaid envelope provided, so as to arrive no later than 12 noon on 15th October 2009.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 4th September 2009, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the interim dividend for the year ending 31st December 2009, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election. I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid. I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2. Tel. +353 1 8102400, Fax +353 1 8102422.
Completed Forms should be sent by post to the above address or delivered by hand to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	18th September 2009	By:	/s/ Glenn Culpepper
G. Culpepper Finance Director